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                                 WEBRIDGE, INC.
                           1925 NW AMBER GLEN PARKWAY
                              BEAVERTON, OR 97006
                                 JUNE 13, 2001

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Patti Dennis

        RE: WEBRIDGE, INC. REGISTRATION STATEMENT ON FORM S-1, AS AMENDED (FILE NO. 333-32358)

        Pursuant to Rule 477 under the Securities Act of 1933, we hereby apply for an order granting the immediate withdrawal of our Registration Statement on Form S-1, as amended, together with all exhibits thereto (File No. 333-32358), effective immediately. We have abandoned our proposed public offering under the Registration Statement due to poor market conditions. We have not, and will not, sell any securities under the Registration Statement.

        Please provide us with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our facsimile number is (503) 601-4001.

        If you have any questions or comments, please contact Mr. Steven Hull of the law firm of Stoel Rives LLP at (503) 294-9122.

                                           WEBRIDGE, INC.

                                           /s/  DAVID L. BRINKER
                                           -------------------------------------
                                           David L. Brinker
                                           Chief Executive Officer and President